UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio	45840
(Address of principal executive offices)	(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2007, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER
Vice President and Treasurer Plan Administrator

Date: June 20, 2008

Financial Statements and Supplemental Schedule
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
      Pre-Tax Savings Plan (Findlay)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Toledo, Ohio	/s/ Ernst & Young LLP

June 20, 2008	Ernst & Young LLP

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments, at fair value:
Pooled separate accounts	$17,753,320	$13,646,036
Interest in investment trust — fully benefit-responsive investment contracts	9,982,012	8,543,559
Common stock	9,840,173	11,067,013
Mutual funds	7,540,422	7,837,541
Participant loans	1,201,499	1,152,976

	46,317,426	42,247,125

Receivables:
Participant contributions	—	45,930
Employer contributions	1,110,472	—

Net assets available for benefits, at fair value	47,427,898	42,293,055

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,967	19,589

Net assets available for benefits	$47,453,865	$42,312,644

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$1,298,443
Net appreciation in fair value of investments	3,195,415

Total investment income	4,493,858

Contributions:
Participant	2,998,149
Participant rollover	62,168
Employer	1,110,472

Total contributions	4,170,789

Total additions	8,664,647

Deductions
Participant withdrawals	3,523,426

Total deductions	3,523,426

Net increase	5,141,221

Net assets available for benefits:
Beginning of year	42,312,644

End of year	$47,453,865

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective December 1, 2006, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan had a trust agreement with National City Bank to act as trustee and recordkeeper of the Plan’s assets. During 2006, the Plan established a trust agreement with Principal Financial Group (the Trustee), effective December 1, 2006, to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Plan’s assets were transferred from National City Bank to Principal Financial Group in December 2006.
Contributions
Each year, participants may contribute up to 25% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock. Effective December 1, 2006, in the amended and restated Plan, participants may direct employer contributions immediately upon receipt. The Company made a contribution in the amount of $1,110,472 for the year ended December 31, 2007. There were no Company contributions to the Plan for the year ended December 31, 2006.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Effective December 1, 2006, in the amended and restated Plan, the participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2007 and 2006, forfeited nonvested accounts held in the plan totaled $27,426 and $0, respectively. Future employer contributions can be reduced by future amounts forfeited by participants.
Participant Loans
Under the Plan participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2007, range from 4.25% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Income Recognition
The shares of common stock are valued at quoted market prices on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the pooled separate accounts are based on the quoted price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Invesco Stable Value Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. The participant loans are valued at their outstanding balances, which approximate fair value.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a fully benefit-responsive guaranteed investment contract (GIC) and synthetic investment contracts (synthetics GICs). As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
The Company pays the administrative expenses of the Plan, therefore no administrative expense are reported by the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
3. Investments
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value of
Investments
Common stock	$2,903,831
Pooled separate accounts	569,267
Interest in investment trust	446,102
Mutual funds	(723,785)

$3,195,415

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
3. Investments (continued)
Investments in mutual funds, common stock, and pooled separate accounts that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2007	2006

Invesco Stable Value Fund	$9,982,012	$8,543,559
Cooper Tire & Rubber Company Common Stock	9,840,173	11,067,013
Allegiant Large Cap Value I Fund	7,540,422	7,837,541
Alliance Bernstein LP PTR Large Cap	7,313,103	8,374,637
4. Investment Trust
At December 31, 2007 and 2006, the Invesco Stable Value Fund of the Plan was held in an Investment Trust, which also combined similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income was allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. These assets were identified and allocated to each participating retirement plan.
At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Investment Trust was approximately 13.4% and 10.4%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2007	2006

Investments, at fair value:
Fully benefit-responsive investment contracts	$74,719,032	$81,983,003

Total assets, at fair value	74,719,032	81,983,003
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	194,369	187,972

Total assets	$74,913,401	$82,170,975

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
4. Investment Trust (continued)
Investment income for the Investment Trust for the year ended December 31, 2007, is as follows:

Interest and dividends	$3,994,286
Net appreciation of fair value of investments, as determined by quoted prices:
Investment contracts	4,060,045

$8,054,331

5. Fully Benefit-Responsive Investment Contracts
The Plan includes an account called the Stable Value Fund as an investment option available to participants. This account is managed by Invesco Institutional (N.A.), Inc. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.
Investments of the Stable Value Fund may periodically include Guaranteed Investment Contracts (GICs), typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed and may be reset on a monthly basis.
The Plan also invests in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield to

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Fully Benefit-Responsive Investment Contracts (continued)
maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Fully Benefit-Responsive Investment Contracts (continued)
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.
The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by the Trust upon election and notice. In certain limited circumstances, contract termination by the issuer may also occur but with the Trust retaining the right to require that the contract will remain in force under original terms over a period of time as underlying assets mature and are repaid.
As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2007	2006

Average yields for GIC and synthetic GICs
Based on actual earning	5.22%	5.10%
Based on interest rate credited to participants	4.80%	4.99%

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
7. Related-Party Transactions
Certain plan investments are units of pooled separate accounts managed by the trustee, Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. In addition, the plan investments include the Company’s common stock. There have been no known prohibited transactions with a party in interest.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
9. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value
Form 5500 reports net assets at fair value and the financial statements report at contract value. The following is a reconciliation of net assets available for benefits:

	December 31
	2007	2006

Net assets available for benefits, Form 5500	$47,318,637	$42,293,055
Benefits approved and processed but not yet paid	109,261	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,967	19,589

Net assets available for benefits, at contract value	$47,453,865	$42,312,644

The following is a reconciliation of net additions to net assets available for benefits:

	December 31
	2007	2006

Total earnings on investments, Form 5500	$8,658,269	$6,325,114
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	6,378	19,589

Total net additions to net assets available for benefits, per the financial statements	$8,664,647	$6,344,703

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
EIN #34-4297750       Plan #014
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value
Pooled Separate Accounts:
Alliance Bernstein LP	451,868 shares, PTR Large Cap	$7,313,103
Turner Investment Partners	126,743 shares, Midcap Growth	2,109,977
Columbus Circle Investors	54,936 shares, Large Co Growth	1,634,936
JP Morgan Investment Mgmt. Inc.	119,491 shares, Global Equity	1,610,575
*Principal Global Investors	57,958 shares, Principal Lifetime 2020	984,004
	12,782 shares, Principal Diversified International	917,421
	39,889 shares, Principal Lifetime 2030	683,472
	33,490 shares, Principal Lifetime 2040	587,267
	9,824 shares, Principal Large Cap Stock Index	578,236
	729 shares, Principal US Property	526,393
	31,955 shares, Principal Lifetime 2010	510,613
	10,486 shares, Principal Lifetime 2050	178,741
	85 shares, Principal Bond and Mortgage	67,718
	3,397 shares, Principal Lifetime STR INC	50,864
Investment Trust:
Invesco	9,781,169 shares, Stable Value Fund	9,982,012
Common Stock:
*Cooper Tire & Rubber Company	593,497 shares, Cooper Tire & Rubber Company stock	9,840,173
Mutual Fund:
Allegiant Asset Management Co.	433,856 shares, Allegiant Large Cap Value I Fund	7,540,422
*Participant loans	Interest rates ranging from 4.25% to 8.25%, latest
	maturity date December 2012	1,201,499

		$46,317,426

*	Indicates party in interest to the Plan.